Risk and Capital Management - Pillar 3

First Quarter of 2025

1Q25

Itaú Unibanco Holding S.A.

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2025, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
12.6%	14.1%	15.7%
December 31, 2024 13.7%	December 31, 2024 15.0%	December 31, 2024 16.5%

Common Equity Tier I	Tier I	Total Capital
In R$ million	In R$ million	In R$ million
R$ 180,611	R$ 202,344	R$ 224,092
December 31, 2024 R$ 188,265	December 31, 2024 R$ 206,196	December 31, 2024 R$ 227,602

RWA
In R$ million
R$ 1,430,630
December 31, 2024 R$ 1,379,056


15.0%
1.3%
13.7%
-1.1%
13.9%
1.3%
12.6%
0.6%
-0.2%
-0.3%
14.1%
1.5%
12.6%
Tier I Dec-24
Additional Dividends and Interest on Own Capital Accrual basis 2024
Tier I - after payment of Additional Dividends and Interest on Own Capital
Net Income in the quarter, Dividends and Interest on Own Capital
Risk-Weighted Assets¹
Regulatory Impacts
Tier I Mar-25
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation of the period.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

On March 31, 2025, the Total Capital (PR) reached R$ 224,092 million, R$ 202,344 million of Tier I and R$ 21,748 million of Tier II.

R$ million	03/31/2025	12/31/2024	09/30/2024	06/30/2024	03/31/2024
Available capital (amounts)					
Common Equity Tier 1 (CET1)	180,611	188,265	178,324	170,045	161,346
Tier 1	202,344	206,196	199,088	191,101	180,575
Total capital	224,092	227,602	227,250	215,557	203,885
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,430,630	1,379,056	1,304,627	1,301,541	1,243,573
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	12.6%	13.7%	13.7%	13.1%	13.0%
Tier 1 ratio (%)	14.1%	15.0%	15.3%	14.7%	14.5%
Total capital ratio (%)	15.7%	16.5%	17.4%	16.6%	16.4%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%)	2.5%	2.5%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	0.1%	0.1%	0.1%	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (2)	3.6%	3.6%	3.6%	3.6%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	4.1%	4.9%	5.9%	5.0%	4.9%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,710,449	2,805,181	2,726,099	2,688,589	2,554,246
Basel III leverage ratio (%)	7.5%	7.4%	7.3%	7.1%	7.1%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	340,855	362,609	365,612	374,291	380,912
Total net cash outflow	173,512	163,863	162,529	186,137	196,260
LCR (%)	196.4%	221.3%	224.9%	201.1%	194.1%
Net Stable Funding Ratio					
Total available stable funding	1,362,350	1,375,854	1,314,703	1,292,628	1,244,220
Total required stable funding	1,114,206	1,127,870	1,058,433	1,057,107	988,534
NSFR (%)	122.3%	122.0%	124.2%	122.3%	125.9%

1) The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where the Financial Stability Committee (Comef) sets it at zero (BACEN Communiqué No. 42.856/25) and Chile, which is set at 0.5%.
2) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

The Basel Index reached 15.7% on March 31, 2025, a reduction of 0.8 p.p. compared to December 31, 2024, due to the payment of additional dividends and interest on own capital for 2024.

In March/25, Itaú Unibanco Holding issued R$4.4 billion in Perpetual Subordinated Financial Bills. The financial bills contributed to Complementary Capital, with an estimated impact of 0.32 p.p.

Besides, Itaú Unibanco has a R$ 109,642 million capital excess in relation to its minimum required Total Capital. It corresponds to 7,7 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.6% (R$ 51,012 million). Considering the Capital Buffers, the capital excess would be 4.1 p.p.

The fixed assets ratio shows the commitment percentage of adjusted Total Capital with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. On March 31, 2025, fixed assets ratio reached 17.1%, showing a surplus of R$ 73,830 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk and capital management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. Among the processes for adequate risk and capital management stand out the implementation of a continuous and integrated risk management framework; the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee the designation, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes, and aims to. Strengthen the individual and collective responsibility of all employees to do the right thing, at the right time and in the right way, respecting the ethic way of doing business. It is based on four principles: conscious risk taking, discussion and action on the institution's risks and everyone's responsibility for risk management, which encourage the risk to be understood and discussed openly, remaining within the levels determined by the Risk Appetite, and so that each employee, regardless of their position, department or role, also assumes responsibility for managing the risks of their business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and prioritizing lower-risk business;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies, that perform delegated duties in the risk and capital management, headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital and their decisions are overseen by the CGRC.

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- first line of defense: the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

- second line of defense: Risk Area, an independent unit that provides central control, to ensure that Itaú Unibanco's risk is managed and based upon the principles of risk management (risk appetite, established policies and procedures and dissemination of the risk culture). This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;

- third line of defense: internal audit, which is connected to the Board of Directors, provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a Risk Culture based on four principles: conscious

risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management. These principles give form to Itaú Unibanco guidelines' and help employees understand, identify, measure, manage and mitigate risks in a conscious manner.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture, reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also have some channels available for communication of operating errors, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Risk Appetite

The Risk Appetite gives form to the guidelines of the Board of Directors about strategy and risk assumption, defining the nature and level of acceptable risks for the organization and considering its ability to effectively and prudently manage them, its strategic objectives, competitive conditions and regulatory environment.

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that Itaú Unibanco liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact our brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may impact customer satisfaction and experience, and is monitored by tracking customer satisfaction, events with direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with our strategy.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short- and long- term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery and Resolution Plan

In response to the latest international crises, the Central Bank issued Resolution No. 5,187, which requires the development of a Recovery and Resolution Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a report that contemplates the entire Conglomerate and contains the description of the following items:

I. Critical functions: activities performed by the entities within the scope of recovery and resolution planning for third parties, whose discontinuity could compromise the stability of the National Financial System (SFN), the Brazilian Payment System (SPB), or the real economy, due to their market share, interconnections, complexity, or other factors that prevent them from being immediately replaced by the market.

II. Institution's essential services: services provided to one or more entities within the scope of recovery and resolution planning, whose disruption would impair the functioning of a core business line;

III. Bridge institution: an entity established or reorganized to which assets, rights, and obligations of the institution under resolution are transferred, in whole or in part, aiming at the general or partial continuity of its business or activity.

IV. Core business lines: activities essential to the viability of the prudential conglomerate or economic group under normal conditions, as they are material sources of revenue, capital gains, or market value.

V. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery and Resolution Plan;

VI. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

VII. Recovery and Resolution strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VIII. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

IX. Governance mechanisms necessary for the coordination and execution of the Recovery and Resolution Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery and resolution plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846, Normative Instruction 322 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2024 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using stardardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	03/31/2025	12/31/2024	03/31/2025
Credit risk (excluding counterparty credit risk)	1,111,228	1,108,011	88,898
Of which: standardised approach for credit risk	1,035,790	1,038,238	82,863
Of which: foundation internal rating-based approach (F-IRB)	-	-	-
Of which: advanced internal rating-based approach (A-IRB)	75,438	69,773	6,035
Counterparty credit risk (CCR)	44,738	44,837	3,579
Of which: standardised approach for counterparty credit risk (SA-CCR)	29,697	35,148	2,376
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	15,041	9,689	1,203
Equity investments in funds - look-through approach	3,764	4,667	301
Equity investments in funds - mandate-based approach	-	-	-
Equity investments in funds - fall-back approach	881	716	70
Securitisation exposures in banking book	8,488	9,242	679
Market risk	**57,556**	**43,189**	**4,604**
Of which: standardised approach	70,653	52,643	5,652
Of which: internal models approach (IMA)	32,633	28,471	2,610
Operational risk [1]	**141,782**	**112,827**	**11,343**
Payment Services risk (RWA_{SP})	NA	NA	NA
Amounts below the thresholds for deduction	62,193	55,567	4,975
Total	**1,430,630**	**1,379,056**	**114,449**

1) The operational risk-weighted assets by standardized approach (RWAopad) is calculated in accordance with BCB Resolution 356/2023 as of Jan/25.

Increased by R$51,574 million mainly due to the growth of the portions relating to the capital required for operational risk and market risk.

Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							03/31/2025
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current and Non-current assets	2,786,081	2,445,301	2,098,189	261,938	25,150	490,812	60,024
Cash	38,893	38,860	38,860	-	-	3,513	-
Interbank investments	240,627	237,506	52,120	185,386	-	15,195	-
Securities	883,812	557,784	531,387	-	25,150	197,912	1,247
Derivatives	78,467	78,511	-	76,552	-	-	1,959
Operations with credit granting characteristics	1,138,645	1,140,516	1,103,873	-	-	137,351	36,643
Interbank and interbranch accounts	248,131	248,131	235,478	-	-	-	12,653
Current and deferred tax assets	83,768	80,022	72,500	-	-	-	7,522
Others assets	73,738	63,971	63,971	-	-	136,841	-
Permanent assets	34,845	55,642	38,259	-	-	-	17,383
Investments	8,436	29,889	29,390	-	-	-	499
Real estate	9,265	8,827	8,827	-	-	-	-
Real estate by lease	-	-	-	-	-	-	-
Goodwill and Intangible assets	17,144	16,926	42	-	-	-	16,884
Total assets	**2,820,926**	**2,500,943**	**2,136,448**	**261,938**	**25,150**	**490,812**	**77,407**
Liabilities							
Current and Non-current liabilities	2,618,303	2,296,928	-	404,288	-	313,513	1,892,640
Deposits	1,019,413	1,025,708	-	-	-	82,459	1,025,708
Deposits received under securities repurchase agreements	408,401	408,516	-	392,992	-	14	15,524
Debt instruments	388,199	389,952	-	-	-	49,075	389,952
Borrowings and onlending	123,098	123,098	-	-	-	1,046	123,098
Derivatives	70,778	70,723	-	11,296	-	3,664	59,427
Interbank and interbranch accounts	112,611	112,619	-	-	-	6	112,619
Provisions for financial guarantees, credit commitments and credits to be released	1,330	1,330	-	-	-	-	1,330
Technical provision for insurance, pension plan and premium bonds	322,721	-	-	-	-	-	-
Other provisions	16,814	16,576	-	-	-	-	16,576
Current and deferred tax liabilities	19,366	17,190	-	-	-	177,249	17,189
Other liabilities	135,572	131,216	-	-	-	-	131,217
Total liabilities	**2,618,303**	**2,296,928**	**-**	**404,288**	**-**	**313,513**	**1,892,640**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					03/31/2025
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	2,423,536	2,136,448	261,938	25,150	490,812
Liabilities carrying value amount under regulatory scope of consolidation	404,288	-	404,288	-	313,513
Total net amount under regulatory scope of consolidation	2,019,248	2,136,448	(142,350)	25,150	177,299
Off-balance sheet amounts	296,005	162,385	133,620	-	-
Differences in valuations	-	-	-	-	-
Other differences	420,041	(10,508)	430,549	-	-
Exposure amounts considered for regulatory purposes	2,735,294	2,288,325	421,819	25,150	177,299

PV1: Prudent valuation adjustments (PVA)

In R$ million								03/31/2025
	Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
Closeout uncertainty, of which:	-	-	-	12	-	**12**	-	12
Closeout cost	-	-	-	*12*	-	**12**	-	*12*
Concentration	-	-	-	-	-	**-**	-	-
Early termination	-	73	-	76	-	**149**	-	149
Model risk	47	13	-	33	-	**93**	47	46
Operational risk	-	-	-	-	-	**-**	-	-
Investing and funding costs	-	-	-	-	-	**-**	-	-
Unearned credit spreads	-	-	-	-	-	**-**	-	-
Future administrative costs	-	-	-	-	-	**-**	-	-
Other	-	-	-	-	-	**-**	-	-
Total adjustment	**47**	**86**	**-**	**121**	**-**	**254**	**47**	**207**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate [2]	Country [1]	% Equity share on capital
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Chile	Chile	67.42%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	94.66%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.94%
FIDC Kiwify	Brazil	89.50%
FIDC Mobilitas	Brazil	89.05%
FIDC Sumup Solo	Brazil	85.55%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios IA	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Soul	Brazil	92.32%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ventures	Brazil	100.00%
Ideal Corretora de Títulos e Valores Mobiliarios S.A.	Brazil	100.00%
Ideal Holding Financeira S.A.	Brazil	50.10%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	67.06%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A	Uruguay	100.00%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Chile New York Branch.	United States	67.42%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Colombia S.A	Colombia	67.06%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	67.06%

1) The institutions operate in their respective countries of origin.
2) Hipercard Banco Múltiplo S.A. is part of Itaú Unibanco Holding Consolidated until 31/01/2025.

Associate institutions that comprise the financial statements and the Prudential Conglomerate [2]	Country [1]	% Equity share on capital
Itaú Corredores de Bolsa Limitada	Chile	67.42%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	96.41%
Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria	Colombia	67.04%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.98%
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	Brazil	100.00%
Kinea FOF Imobiliário FIF Multimercado - Responsabilidade Limitada	Brazil	100.00%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.68%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Olti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Pont Sociedad Anónima	Paraguay	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
Resonet S.A.	Uruguay	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) KINEA Sigma Fundo de Investimento Financeiro Multimercado - Responsabilidade Limitada was part of Itaú Unibanco Holding Consolidated until 12/31/2024.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements [2]	Country [1]	% Equity share on capital
Administradora de Fondos de Ahorro Previsional Itaú S.A.	Uruguay	100.00%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
Avita Corretora de Seguros S.A.	Brazil	80.00%
Beta Correspondente e Tecnologia LTDA	Brazil	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	100.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	67.42%
Itaú Asesorías Financieras Limitada	Chile	67.42%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA Assessoria Financeira S.A.	Brazil	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Chile Participaciones SpA	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	67.41%
Itaú Corredores de Seguros Limitada	Chile	67.42%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	67.42%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	67.42%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) Itaú Investment Solutions S.A. was part of Itaú Unibanco Holding Consolidated until 02/28/2025.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
RT Mocah Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation II Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SP Alameda Franca LTDA	Brazil	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Jabaquara Ltda.	Brazil	100.00%
SP Av. Rangel Pestana Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Eusebio Matoso Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Padre João Manuel Ltda.	Brazil	100.00%
SP Pássaros e Flores Ltda.	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras Ltda.	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Senador Queiros Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Vila Clementino Ltda.	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
SPE IRA 01 LTDA	Brazil	100.00%
SPE IRA 02 LTDA	Brazil	100.00%
SPE IRA 03 LTDA	Brazil	100.00%
SPE IRA 04 LTDA	Brazil	100.00%
SPE IRA 05 LTDA	Brazil	100.00%
SPE IRA 06 LTDA	Brazil	100.00%
SPE IRA 07 LTDA	Brazil	100.00%
SPE IRA 08 LTDA	Brazil	100.00%
SPE IRA 09 LTDA	Brazil	100.00%
SPE IRA 10 LTDA	Brazil	100.00%
SPE IRA 11 LTDA	Brazil	100.00%
SPE IRA 12 LTDA	Brazil	100.00%
Spe Ira 13 Ltda	Brazil	100.00%
Spe Ira 14 Ltda	Brazil	100.00%
Spe Ira 15 Ltda	Brazil	100.00%
Spe Ira 16 Ltda	Brazil	100.00%
Spe Ira 17 Ltda	Brazil	100.00%
Spe Ira 18 Ltda	Brazil	100.00%
Spe Ira 19 Ltda	Brazil	100.00%
Spe Ira 20 Ltda	Brazil	100.00%
Spe Ira 21 Ltda	Brazil	100.00%
Spe Ira 22 Ltda	Brazil	100.00%
Zup I.T. Serviços em Tecnologia e Inovação S.A.	Brazil	100.00%
ZUP Innovation Corp.	United States	100.00%

1) The institutions operate in their respective countries of origin.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions	Country [1]	% Equity share on capital [2]
Avenue Holding Cayman	Cayman Islands	33.60%
BANFUR International S.A.	Panama	30.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A	Brazil	16.67%
BSF Holding S.A	Brazil	49.00%
CIP S.A	Brazil	22.89%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	50.45%
PREX Holding LLC	United States	30.00%
Rede Agro Fidelidade e Intermediação	Brazil	12.82%
Rias Redbanc S.A.	Uruguay	25.00%
Riblinor S.A.	Uruguay	40.00%
Tecnologia Bancária S.A.	Brazil	28.75%
Totvs Techfin S.A.	Brazil	50.00%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			03/31/2025		12/31/2024	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	5,123	633	4,801	463
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,312	1,218	1,323	1,213
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	1,669	452	2,154	886
Itaú Seguros S.A.	Brazil	Insurance	9,597	2,555	9,239	2,020
Itaú Vida e Previdência S.A.	Brazil	Pension plan	317,358	4,126	306,802	3,958
Itauseg Participações S.A.	Brazil	Non financial institution holding company	10,031	10,006	9,716	9,611
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	54,540	54,045	58,455	57,137
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,089	2,061	2,351	2,321

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;

- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and

- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

CC1 - Composition of regulatory capital [1]

		Value (R$ Thousand)	Balance Sheet Reference
		03/31/2025	
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	123,756,478	(k)
2	Revenue reserves	64,274,724	(l)
3	Other revenue and other reserve	5,581,599	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,083,238	(j)
6	**Common Equity Tier I before regulatory adjustments**	**199,696,039**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	253,507	
8	Goodwill (net of related tax liability)	1,664,138	(e)
9	Intangible assets	15,719,374	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	1,715,352	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(315,691)	
12	Shortfall of provisions to expected losses	53,512	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	29,735	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	(34,436)	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	(34,436)	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**19,085,491**	
29	**Common Equity Tier I**	**180,610,547**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	20,781,437	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	20,781,437	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	951,995	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	21,733,432	

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**21,733,432**	
45	**Tier I**	**202,343,979**	
Tier II: instruments			
46	Instruments eligible for Tier II	20,781,011	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	967,090	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**21,748,101**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**21,748,101**	
59	**Referential Equity (Tier I + Tier II)**	**224,092,080**	
60	**Total risk-weighted assets**	**1,430,630,268**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**12.6%**	
62	**Tier I Ratio**	**14.1%**	
63	**BIS Ratio**	**15.7%**	
64	**Additional Capital Buffers (% of RWA)**	**3.6%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	0.1%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	4.1%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	2,437,469	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	15,265,156	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	9,612,065	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

1) The adjustment to equity arising from the adoption of the criteria for setting aside provisions for expected losses set out in CMN Resolution No. 4,966 impacted capital in phases, as defined in CMN Resolution No. 5,199.

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			03/31/2025
	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current and Non-current assets	2,786,081	2,445,301	
Cash	38,893	38,860	
Interbank investments	240,627	237,506	
Securities	883,812	557,784	
Derivatives	78,467	78,511	
Operations with credit granting characteristics	1,138,645	1,140,516	
Interbank and interbranch accounts	248,131	248,131	
Current and deferred tax assets	83,768	80,022	(b) / (c)
Others assets	73,738	63,971	(b) / (d)
Permanent assets	34,845	55,642	
Investments	8,436	29,889	(a) / (e) / (f)
Real estate	9,265	8,827	
Real estate by lease	-	-	
Goodwill and Intangible assets	17,144	16,926	(e) / (h) / (i)
Total assets	**2,820,926**	**2,500,943**	
Liabilities			
Current and Non-current liabilities	2,618,303	2,296,928	
Deposits	1,019,413	1,025,708	
Deposits received under securities repurchase agreements	408,401	408,516	
Debt instruments	388,199	389,952	
Borrowings and onlending	123,098	123,098	
Derivatives	70,778	70,723	
Interbank and interbranch accounts	112,611	112,619	
Provisions for financial guarantees, credit commitments and credits to be released	1,330	1,330	
Technical provision for insurance, pension plan and premium bonds	322,721	-	
Other provisions	16,814	16,576	
Current and deferred tax liabilities	19,366	17,190	(b) / (c)
Other liabilities	135,572	131,216	(b) / (c)
Total stockholders' equity of controlling shareholders	**193,900**	**193,898**	
Capital	124,063	124,063	(k)
Other Revenues and Other Reserves	1,238	5,582	(m)
Revenue reserves	68,629	64,283	(l)
(Treasury shares)	(30)	(30)	(n)
Non-controlling interests	8,723	10,117	(j)
Total stockholders' equity	**202,623**	**204,015**	
Total liabilities and stockholders' equity	**2,820,926**	**2,500,943**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million					03/31/2025
Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,903,891	796,447		-
Chile	0.50%	183,962	120,488	0.06%	940
Uruguay	0.25%	41,349	26,307		-
United Kingdom	2.00%	7,855	1,955		-
Luxembourg	0.50%	2,990	746		-
France	1.00%	1,798	1,047		-
Sweden	2.00%	574	373		-
Germany	0.75%	568	542		-
Netherlands	2.00%	121	79		-
Norway	2.50%	87	49		-
Denmark	2.50%	67	28		-
Belgium	1.00%	47	9		-
Hong Kong	0.50%	5	7		-
Sum [1]		2,143,314	948,077		
Total [2]		**2,302,019**	**1,035,621**	**0.06%**	**940**

1) Sum of RWACPrNBI portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	03/31/2025	12/31/2024
Total consolidated assets as published financial statements	2,820,926	3,048,537
Adjustment from differences of consolidation	(319,983)	(316,249)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,500,943	2,732,288
Adjustments for derivative financial instruments	61,953	77,366
Adjustment for securities financing transactions (ie repos and similar secured lending)	17,225	12,934
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	225,594	220,656
Other adjustments	(95,266)	(238,063)
Total Exposure	**2,710,449**	**2,805,181**

LR2: Leverage ratio common disclosure

R$ million	03/31/2025	12/31/2024
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	2,193,557	2,233,001
Adjustments for equity items deducted in the calculation of Tier I	(25,265)	(28,556)
Total exposure shown in the Balance Sheet	**2,168,292**	**2,204,445**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	37,693	46,436
Potential future gains from derivatives transactions	31,281	34,430
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(23,325)	(14,813)
Reference value for credit derivatives	77,156	73,104
Adjustment of reference value calculated for credit derivatives	(31,843)	(24,092)
Total exposure for derivative financial instruments	**90,962**	**115,065**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	185,386	232,224
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	17,225	12,934
Amount of counterparty credit risk in transactions as intermediary	22,990	19,857
Total exposure for repurchase transactions and securities lending	**225,601**	**265,015**
Off-balance sheet items		
Reference value of off-balance sheet transactions	647,374	626,280
Adjustment for application of FCC specific to off-balance sheet transactions	(421,780)	(405,624)
Total off-balance sheet exposure	**225,594**	**220,656**
Capital and Total Exposure		
Tier I	**202,344**	**206,196**
Total Exposure	**2,710,449**	**2,805,181**
Leverage Ratio		
Basel III Leverage Ratio	**7.5%**	**7.4%**

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document "Public Access Report - Liquidity Risk Management and Control Policy" that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section "Itaú Unibanco", under "Corporate Governance", "Policies", "Reports".

LIQ1: Liquidity Coverage Ratio (LCR)

	03/31/2025[1]		12/31/2024[1]	
	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		340,854,808		362,609,025
Cash Outflows[4]				
Retail deposits and deposits from small business customers, of which:	615,509,725	63,193,056	610,735,129	62,430,784
Stable deposits	266,392,589	13,319,629	271,930,454	13,596,523
Less stable deposits	349,117,135	49,873,426	338,804,673	48,834,261
Unsecured wholesale funding, of which:	335,427,360	145,539,567	347,370,398	150,873,607
Operational deposits (all counterparties) and deposits in networks of cooperative banks	18,150,829	4,964,495	21,866,161	6,028,747
Non-operational deposits (all counterparties)	315,164,055	138,462,597	321,791,747	141,132,370
Unsecured debt	2,112,476	2,112,476	3,712,490	3,712,490
Secured wholesale funding		37,558,708		37,728,298
Additional requirements, of which:	105,924,046	21,735,300	102,399,159	20,719,543
Outflows related to derivative exposures and other collateral requirements	26,704,314	13,470,552	28,663,407	14,273,334
Outflows related to loss of funding on debt products	2,531,638	2,531,638	1,089,254	1,089,254
Credit and liquidity facilities	76,688,094	5,733,110	72,646,498	5,356,954
Other contractual funding obligations	121,561,871	121,561,871	117,117,694	117,117,694
Other contingent funding obligations	285,439,747	19,733,315	297,028,478	20,180,980
Total Cash Outflows		409,321,816		409,050,906
Cash Inflows[4]				
Secured lending (eg reverse repos)	179,812,320	619,462	250,173,686	308,999
Inflows from fully performing exposures	56,032,936	35,892,625	70,712,432	44,087,903
Other cash inflows	216,410,080	199,297,669	218,333,865	200,790,751
Total Cash Inflows	452,255,336	235,809,757	539,219,982	245,187,655
		Total Adjusted Value[5]		Total Adjusted Value[5]
Total HQLA		340,854,808		362,609,025
Total net cash outflows		173,512,058		163,863,251
Liquidity Coverage Ratio (%)		**196.4%**		**221.3%**

1) Corresponds to 61 daily average observations at 1Q25 and 63 daily at 4Q24.
2) Total balance off the cash inflows or outflows.
3) After application of weighting factors.
4) Potential cash outflows and inflows.
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 340.9 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 173.5 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 196.4%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

03/31/2025	Value per residual effective maturity term (R$ thousand)				
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	Weighted Value (in thousand R$) [2]
Available Stable Funding (ASF) [3]					
Capital	-	-	-	**246,611,010**	**246,611,010**
Reference Equity, gross of regulatory deductions	-	-	-	204,900,660	204,900,660
Other capital instruments not included in line 2	-	-	-	41,710,350	41,710,350
Retail Funding:	**194,418,251**	**483,886,563**	**22,070,796**	**1,218,824**	**645,734,787**
Stable Funding	103,647,860	176,322,662	3,587,765	14,654	269,395,026
Less Stable Funding	90,770,391	307,563,901	18,483,030	1,204,171	376,339,761
Wholesale Funding:	**60,421,628**	**811,483,028**	**73,971,481**	**167,096,205**	**394,666,111**
Operational deposits and deposits of member cooperatives	14,998,073	-	-	-	7,499,036
Other Wholesale Funding	45,423,555	811,483,028	73,971,481	167,095,205	387,167,075
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**149,199,111**	**9,682,559**	**813,774**	-
Other liabilities, in which:	**127,101,114**	**99,265,984**	**5,282,375**	**72,696,889**	**75,338,077**
Derivatives whose replacement values are lower than zero		**22,888,742**	-	-	
Other liability or equity elements not included above	127,101,114	76,377,241	5,282,375	72,696,889	75,338,077
Total Available Stable Funding (ASF)					**1,362,349,985**
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					**37,586,747**
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	**3,197,264**	**515,362,189**	**131,984,802**	**693,900,219**	**814,775,332**
Performing loans to financial institutions secured by Level 1 HQLA	-	25,015,915	-	706,368	3,207,960
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,963,802	35,031,183	5,150,960	16,916,067	26,591,588
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	233,562	402,038,925	90,278,200	300,319,991	426,322,899
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644	-	-	-	6,120,948	3,978,616
Performing residential mortgages, of which:	-	13,504,376	12,290,801	160,550,234	141,216,090
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	109,578,535	92,526,989
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	39,761,790	24,264,842	215,410,558	217,434,795
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**146,166,897**	**13,760,177**	**1,190,437**	-
Other assets, in which:	**83,173,330**	**177,542,048**	**9,361,227**	**134,742,250**	**247,902,822**
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty		-	-	18,735,073	15,924,812
Derivatives whose replacement values are higher than or equal to zero		25,806,039	-	13,944,647	8,230,181
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,164,516	1,164,516
All other assets not included in the above categories	83,173,333	151,736,009	9,361,227	100,898,013	222,583,313
Off-balance sheet transactions	**708,323,398**	11,114,238	-	-	**13,940,754**
Total Required Stable Funding (RSF)					**1,114,205,655**
NSFR (%)					**122.3%**

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value [1] 03/31/2025	12/31/2024
Total Available Stable Funding (ASF)	1,362,349,985	1,375,853,779
Total Required Stable Funding (RSF)	1,114,205,655	1,127,869,940
NSFR (%)	**122.3%**	**122.0%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to 1,362.3 billion in the 1st quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to 1,114.2 billion in the 1st quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 122.3%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.

The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public e agro, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report: Credit Risk Management and Control Policy", which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Policies", "Reports".

CR1: Credit Quality of Asset

R$ million	Gross carrying values of					03/31/2025
	Defaulted exposures (a)	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CPAD}	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CIRB}	Net values (a+b-c)
Loans	44,708	1,064,467	128,171	127,554	601	981,004
Debt Securities	12,716	717,839	13,581	-	-	716,974
in which: Sovereigns	-	399,026	2,940	-	-	396,086
in which: Other Debts	12,716	318,813	10,641	-	-	320,888
Off - balance sheet exposures	-	640,940	1,330	1,325	5	639,610
Total	**57,424**	**2,423,246**	**143,082**	**128,879**	**606**	**2,337,588**

CR2: Changes in Stock of Problem Assets

R$ million	Total
Exposures classified as problem assets at the end of the previous period (12/31/2024)	64,269
Value of transactions classified as problem assets in the current period	11,648
Value of exposures that are no longer characterized as problem assets in the current period	(9,168)
Amount written off	(9,305)
Other changes	(20)
Exposures classified as problem assets at end of the reporting period (03/31/2025)	**57,424**

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million	03/31/2025	
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,415,449**	**1,455,062**
Public sector	**111,867**	**111,946**
Energy	13,167	13,164
Petrochemical and Chemical	5,810	5,812
Sundry	92,890	92,970
Private sector	**1,303,582**	**1,343,116**
Sugar and Alcohol	13,325	13,408
Agribusiness and Fertilizers	40,566	41,490
Food and Beverage	38,248	39,518
Banks and Other Financial Institutions	447,136	450,366
Capital Assets	18,363	18,846
Pulp and Paper	11,001	11,203
Electronic and IT	21,002	21,757
Packaging	7,171	7,365
Energy and Sewage	64,533	66,382
Education	8,933	9,318
Pharmaceuticals and Cosmetics	23,114	23,901
Real Estate Agents	73,473	75,707
Entertainment and Tourism	18,230	19,546
Wood and Furniture	9,308	9,830
Construction Material	13,022	13,687
Steel and Metallurgy	21,018	22,320
Media	1,601	1,640
Mining	12,014	12,187
Infrastructure Work	18,749	19,811
Oil and Gas	17,407	17,906
Petrochemical and Chemical	20,179	21,112
Health Care	13,079	13,652
Insurance and Reinsurance and Pension Plans	922	930
Telecommunications	18,506	19,234
Clothing and Footwear	9,999	10,350
Trading	6,676	6,828
Transportation	44,485	47,354
Domestic Appliances	5,848	5,973
Vehicles and Autoparts	43,482	44,888
Third Sector	341	361
Publishing and Printing	5,786	6,079
Commerce - Sundry	57,511	60,306
Industry - Sundry	12,183	12,247
Sundry Services	83,573	86,584
Sundry	102,798	111,030
Individuals	922,139	1,025,608
Total	**2,337,588**	**2,480,670**

Total problematic assets and debt securities

R$ million	03/31/2025		
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Companies	**22,666**	**1,057**	**2,109**
Public sector	**3**	**2**	-
Energy	-	-	-
Petrochemical and Chemical	-	-	-
Sundry	3	2	-
Private sector	**22,663**	**1,055**	**2,109**
Sugar and Alcohol	115	28	-
Agribusiness and Fertilizers	645	171	49
Food and Beverage	683	386	137
Banks and Other Financial Institutions	191	(82)	8
Capital Assets	132	79	39
Pulp and Paper	28	16	2
Electronic and IT	478	232	86
Packaging	261	16	8
Energy and Sewage	1,697	(967)	1
Education	185	108	34
Pharmaceuticals and Cosmetics	466	251	92
Real Estate Agents	894	439	75
Entertainment and Tourism	518	313	149
Wood and Furniture	255	147	63
Construction Material	270	163	82
Steel and Metallurgy	1,832	(346)	76
Media	16	11	4
Mining	29	14	6
Infrastructure Work	135	71	19
Oil and Gas	285	161	47
Petrochemical and Chemical	172	77	34
Health Care	198	109	48
Insurance and Reinsurance and Pension Plans	-	-	-
Telecommunications	86	36	11
Clothing and Footwear	169	104	53
Trading	84	40	21
Transportation	774	403	90
Domestic Appliances	61	35	10
Vehicles and Autoparts	1,139	57	90
Third Sector	28	(7)	-
Publishing and Printing	145	84	35
Commerce - Sundry	1,613	808	368
Industry - Sundry	83	44	10
Sundry Services	1,199	689	348
Sundry	7,797	(2,635)	14
Individuals	34,758	16,541	7,196
Total	**57,424**	**17,598**	**9,305**

Exposure by remaining maturity

R$ million				03/31/2025
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
498,703	119,887	736,539	458,875	**1,814,004**

R$ million				03/31/2025
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
526,834	123,774	804,488	493,879	**1,948,975**

1) Do not consider the amount of credits to be released.

Overdue exposures

R$ million	03/31/2025
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	9,351
31 to 90 days	15,575
91 to 180 days	12,646
181 to 365 days	16,284
above 365 days	1,256
Total	**55,112**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		03/31/2025
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	1,435,951	1,516,689
South	185,583	200,944
North	30,630	35,842
Northeast	138,602	155,451
Midwest	87,545	96,775
National territory [1]	45,907	45,980
Brazil	**1,924,218**	**2,051,681**
Argentina	356	360
Chile	193,579	198,952
Colombia	37,967	46,504
United States	32,997	33,062
Paraguay	23,559	23,955
United Kingdom	27,513	27,979
Swiss	3,898	3,898
Uruguay	41,863	42,529
Other	51,637	51,749
Foreign	**413,370**	**428,989**
Total	**2,337,588**	**2,480,670**

Total problematic assets and debt securities

R$ million			03/31/2025
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Southeast	37,184	8,180	5,391
South	5,261	2,645	1,105
North	1,515	759	362
Northeast	6,232	3,429	1,112
Midwest	3,275	1,584	742
National territory [1]	-	-	-
Brazil	**53,467**	**16,597**	**8,712**
Argentina	-	-	-
Chile	2,595	160	516
Colombia	865	479	72
United States	-	-	-
Paraguay	200	150	5
United Kingdom	-	-	-
Swiss	-	-	-
Uruguay	297	212	-
Other	-	-	-
Foreign	**3,957**	**1,001**	**593**
Total	**57,424**	**17,598**	**9,305**

1) Considers only Brazilian goverment bonds.

Largest debtors exposures

R$ million		03/31/2025
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	Exposure	% of portfolio
10 largest debtors	429,197	18.3%
100 largest debtors	560,809	24.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million	03/31/2025	
	Problem Assets	Others
Restructured Exposures [1]	18,192	5,259

1) Restructured exposures in place as a consequence of the new resolution 4.966 in the current competence.

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					03/31/2025
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	862,128	105,952	9,158	96,795	-
Debt securities	340,781	135	136	-	-
in which: Sovereigns	156,268	4,892	1,585	3,307	-
in which: Other Debts	418,729	1,083	1,083	-	-
Total	1,777,906	112,062	11,962	100,102	-
Of which: problem assets	20,889	-	-	-	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

Decrease in Debt Securities with Central Governments and respective central banks, in Loans mostly to Non-Financial Legal Entities and in Other operations in Equity investments and subordinated debt instruments.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million

03/31/2025

Asset classes	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
	On-balance sheet amount (a)	Off-balance sheet amount (b)	On-balance sheet amount (c)	Off-balance sheet amount (d)	RWA (e)	Off-balance sheet amount [e/(c+d)]
Sovereigns and their central banks	447,174	624	447,174	624	25,795	6%
Non-central government public sector entities	3,410	308	3,410	130	1,379	39%
Multilateral development banks	-	-	-	-	-	
Banks and other Financial Institutions authorized by Brazil Central Bank	141,019	12,578	141,019	8,292	56,801	38%
Covered bonds	-	-	-	-	-	-
Corporate	452,312	169,588	436,266	102,295	434,087	81%
Of which: specialised landings	-	103	-	103	134	130%
Of which: others	452,312	169,485	436,266	102,192	433,953	81%
Subordinate debt, equity and other capital	33,309	-	33,309	-	60,487	182%
Retail	339,024	434,364	339,024	44,348	254,968	67%
Real Estate	225,007	6,012	225,007	4,737	105,610	46%
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property.	170,055	1,123	170,055	288	49,643	29%
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property.	*36,598*	662	36,598	409	40,302	109%
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property.	5,721	487	5,721	355	5,273	87%
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property.	3,981	65	3,981	10	3,652	92%
Of which: Land acquisition, development and construction.	8,652	3,675	8,652	3,675	6,740	55%
Problem assets	20,154	2,100	20,154	734	25,320	121%
Other assets	67,399	-	83,445	-	71,343	85%
Total	**1,728,808**	**625,574**	**1,728,808**	**161,160**	**1,035,790**	**55%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million — Risk weight (FPR) — 03/31/2025

Asset classes	0%	20%	50%	100%	150%	200%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	397,622	9,528	35,740	2,967	1,662	279	-	447,798

Asset classes	20%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Non-central government public sector entities	509	-	839	-	2,192	3,540

Asset classes	0%	20%	30%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Multilateral development banks	-	-	-	-	-	-	-	-

Asset classes	20%	30%	40%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Banks and other Financial Institutions authorized by Brazil Central Bank	42,333	8,635	87,054	3,450	401	807	5,400	1,231	149,311

Asset classes	10%	15%	20%	25%	35%	50%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Covered bonds	-	-	-	-	-	-	-	-	-

R$ million	Risk weight (FPR)										03/31/2025
Asset classes	20%	50%	65%	75%	80%	85%	100%	130%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Corporate	-	38,889	209,735	-	-	75,130	210,276	103	-	4,428	538,561
Of which: specialised landings	-	-	-	-	-	-	-	103	-	-	103
Of which: others	-	38,889	209,735	-	-	75,130	210,276	-	-	4,428	538,458

Asset classes	100%	150%	250%	400%	Others	Total credit exposures amount (post CCF and post-CRM)
Subordinate debt, equity and other capital	13	4,097	-	-	29,199	33,309

Asset classes	45%	75%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Retail	67,738	263,204	301	52,129	383,372

R$ million	Risk weight (FPR)																			03/31/2025
Asset classes	0%	20%	25%	30%	35%	40%	45%	50%	60%	65%	70%	75%	85%	90%	100%	105%	110%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Real Estate	100	46,130	27,239	76,350	3,252	18,148	4,057	13,229	734	677	7,016	738	2,157	751	3,758	380	1,769	23,250	9	229,744
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property	25	46,130	27,239	71,053		18,148		2,100		-	5,545	-	-		-	94		-	9	170,343
Of which: no loan splitting applied	25	46,130	27,239	71,053		18,148		2,100		-	5,545	-	-		-	94		-	9	170,343
Of which: others	-	-	-	-		-		-		-	-	-	-		-			-	-	-
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property				5,297	3,252		4,057		495			370				286		23,250	-	37,007
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property	75	-		-		-		-	239	677		368	2,006		2,711			-	-	6,076
Of which: no loans splitting applied	75	-		-		-		-	239										-	314
Of which: others	-	-		-		-	-	-	-	677		368	2,006		2,711			-	-	5,762
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property											1,471			751			1,769	-	-	3,991
Of which: Land acquisition, development and construction								11,129					151		1,047			-	-	12,327

R$ million

Asset classes	Risk weight (FPR) 50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Problem Assets	97	11,832	8,959	-	20,888

Asset classes	0%	20%	100%	1250%	Others	Total credit exposures amount (post CCF and post-CRM)
Other assets	-	-	83,445	-	-	83,445

Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures.

R$ milion				03/31/2025
Risk weight (2)	On balance sheet exposure	Off-balance sheet exposure (pre-CCF)	Weighted average CCF (1)	Total exposure (post-CCF and post-CRM)
Less than 40%	622,197	4,510	59%	624,838
40 - 70%	463,546	267,804	27%	536,761
75%	239,690	238,355	10%	264,342
80 - 85%	69,361	36,321	22%	77,287
90 - 100%	264,921	75,620	66%	315,030
105 - 130%	2,697	242	57%	2,835
150%	40,930	2,722	91%	43,409
160%	12,503	-	-	12,503
200%	279	-	-	279
220 - 250%	12,684	-	-	12,684
400%	-	-	-	-
1250%	-	-	-	-
Total Exposure	**1,728,808**	**625,574**	**26%**	**1,889,968**

1) Weighting is based on off-balance sheet exposure (pre-CCF).
2) The FPRs applied to equity exposures follow the chronogram defined in Article 85 of BCB Resolution 229/2022.

The decrease in total exposure in the CR4 and CR5 tables occurred mainly in the Central Governments, Financial Institutions, Non-Financial Legal Entities, Equity Participations and Exposures Secured by Real Estate lines.

CRE: Qualitative disclosure related to IRB models

To calculate regulatory credit risk capital, two approaches can be used, the standardized and the IRB (Internal Ratings Based). standardized and IRB (Internal Ratings Based). Itaú Unibanco was approved to use the IRB approach by the Central Bank for its rural credit business unit (Agribusiness). The IRB approach allows the use of internal models to calculate regulatory capital for credit risk, To this end, internal estimates of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) are used.

A client's PD is directly associated with its internal credit risk rating. This rating is based on internal models used in the loan granting process. This classification is based on financial and qualitative aspects of individual customers. Since PD is the probability of a creditor defaulting, it is estimated based on the portfolio information. The calculation seeks to predict the possibility of default occurring in the next twelve months for each credit rating, using the average profile of the portfolio over the last five years, in accordance with BCB Resolution No. 303. In addition, we respect the 0.05% floor for PD values, as established in Chapter II of the regulation.

The EAD is the expected value for the creditor's balance at the time of default. This value is derived from the balance at the time of valuation combined with possible movements that may the debtor balance up to the moment of default, considering the possibility of credit available to the client. In order to estimate the FCC (Credit Conversion Factor), credit conversion data was used considering the balances and credit conversion considering creditors' available balances and limits 12 months before the moment of default for revolving products. The financial institution stores data for a period of seven years, fulfilling the minimum requirement set out in Article 102 of Resolution No. 303.

The LGD is the estimation of the percentage of EAD that the institution will fail to recover in the event of default. This estimation is based on the events of default that have occurred and the subsequent behavior of net recoveries at present values[1]. Using the minimum period required by Article 102 of Resolution No. 303 as a starting point, recovery data is stored for a workout period sufficient to capture at least 90% of the observed recovery flow and clients after the moment of default. In the process of assigning the LGD parameter to each customer within the

institution, possible factors that mitigate potential future losses are taken into account in order to obtain a fair value of this parameter, these mitigations are in compliance with the Resolution No. 303.

In addition to the parameter models, the agribusiness portfolio has a set of models that are used to rank and classify the risk of the different counterparties (Risk Rating and Behavior Score models), based on the size of the counterparty, the niche in which it operates and the commercial strategy of the segment.

The models used in the concession process are developed by the modeling area in partnership with the credit analysis area, based on information from clients' financial statements, their history of behavior with the institution and in the market, in the evaluation of its management and governance process through internal data, bureaus and market information. These models assign a credit rating/score to each of the creditors allowing them to segregate very low-risk clients from higher-risk clients within an internal classification. Based on this internal classification assigned the risk parameters that will be used in the process of measuring and managing risk and, consequently, estimating capital in accordance with the methodology defined by the Central Bank in BCB Resolution 303.

Each of the models listed above goes through an approval governance that involves the area area and the independent validation area. The area is in a segregated structure from the validation area in order to guarantee independence of action. The decision on whether or not to approve or not of the model is made in the *Comitê Técnico de Avaliação de Modelos* (Technical Committee for Model Evaluation) where information about the model is presented, such as scope, definition of use, replicability, stability, adherence, discrimination and, finally, the opinion of the validation area. After this process, the model is still subject to periodic annual evaluations in order to determine whether or not there is a need for adjustments to the model. This monitoring is carried out by the independent validation area and its results can be found in table CR9 of this report. Additionally, the operational risk and internal audit teams evaluate the adherence of the models in relation to the normative aspects of BCB Resolution 303 itself.

EAD (in %)	**EAD covered by the various approaches**		
	Standardized approach	Foundation Approach (F-IRB)	Advanced Approach (A-IRB)
Agribusiness	0%	0%	100%
Wholesale	0%	0%	100%
Retail	0%	0%	100%

Portfolio	Model component	Number of models	Description
Agribusiness	PD	1	Model used to measure the probability of default in each of the classifications.
	EAD	1	Model used to allocate the balance at the time of of default.
	LGD	1	Model that determines the portion of EAD that wil not be recovered.

Portfolio	**Model**	**RWA$_{CIRB}$ (%)**
Agribusiness	PD	100%
Wholesale	EAD	100%
Retail	LGD	100%

[1] Deducted from economic recoveries are deducted from the costs necessary to recover the amounts, such as legal fees and collection costs.

CR8: RWA flow statements of credit risk exposures under IRB [(1)(2)]

R$ million	RWA amounts
RWA as at end of previous reporting period (12/31/2024)	**54,665**
Asset size	4,310
Asset quality	2,185
Model updates	-
Methodology and policy	-
Acquisitions and disposals	-
Foreign exchange movements	(471)
Other	-
RWA as at end of reporting period (03/31/2025)	**60,690**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 532.
2) Considers RWA internal models.

CMS1: Comparison of modelled and standardised RWA at risk level

03/31/2025

	RWA			
	RWA for modelled approaches that banks have supervisory approval to use	RWA for portfolios where standardised approaches are used	Total Actual RWA (a + b) (ie RWA which banks report as current requirements)	RWA calculated using full standardised approach (ie RWA used in capital floor computation)
Credit risk (excluding counterparty credit risk)	75,438	1,035,790	1,111,228	1,139,842
Counterparty credit risk		40,882	44,738	46,201
Securitisation exposures in the banking book		8,488	8,488	8,488
Market risk	52,385	5,171	57,556	70,653
Operational risk		141,782	141,782	141,782
Residual RWA		66,838	66,838	66,838
Total	**127,823**	**1,298,951**	**1,430,630**	**1,473,804**

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					03/31/2025
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	14,496	17,199	1.4	44,373	29,226
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				624,173	13,478
Total					**42,704**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									03/31/2025
Counterparties	**0%**	**10%**	**20%**	**50%**	**65%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	232,019	-	8	28	-	-	32	-	-	232,087
Non-central government public sector entities	300	-	-	-	59	-	-	-	1	360
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	72,739	-	4,117	444	-	-	253	3,500	7,543	88,596
Corporates	308,053	-	-	-	11,995	2,541	24,629	-	-	347,218
Other Counterparties	97	-	-	-	-	-	180	-	8	285
Total	**613,208**	**-**	**4,125**	**472**	**12,054**	**2,541**	**25,094**	**3,500**	**7,552**	**668,546**

Increase in the balance of operations with Central Governments.

CCR5: Composition of collateral for CCR exposures

R$ million						03/31/2025
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	-	-	-	397,210	187,103
Cash - other currencies	-	149	2,491	112	5,976	10,057
Domestic sovereign debt	-	-	12,477	-	183,117	370,665
Government agency debt	-	-	26,288	-	2,270	6,714
Corporate bonds	-	-	-	-	1,354	32,578
Equity securities	-	-	1,440	-	-	293
Other collateral	-	-	111	-	-	100
Total	**-**	**149**	**42,807**	**112**	**589,927**	**607,510**

Decrease in collateral received and delivered associated with SFTs operations.

CCR6: CCR associated with credit derivatives exposures

In R$ million	03/31/2025	
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	21,967	32,514
Index credit default swaps	6,202	6,202
Total return swaps	5,800	37,206
Total notionals	**33,969**	**75,922**
Fair values	**164**	**(389)**
Positive fair value (asset)	194	247
Negative fair value (liability)	(30)	(636)

CCR8: CCR associated with Exposures to central counterparties

R$ million	03/31/2025	
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		2,034
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	14,650	472
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	14,193	471
(iii) Securities financing transactions	457	1
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	7,299	1,521
Pre-funded default fund contributions	130	41
Unfunded default fund contributions	-	-
Exposures to non-qualifying CCPs (Non-QCCPs total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-
Unfunded default fund contributions	-	-

Increase in the exposure of operations to be settled in QCCPs.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

Itaú Unibanco is also in the position of investor, where the institution acquires the operations with priority classes, senior, mezzanine or subordinated, of the issuing vehicles. The investment decision process involves various factors, including risk analysis of the underlying assets, risk profile of the assets, return attributed to the issues, subordination mechanisms, among others.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2025, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million | 03/31/2025

	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**12,518**	-	**12,518**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	3,985	-	3,985
other retail exposures	-	-	-	-	-	-	8,533	-	8,533
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**9,615**	-	**9,615**
loans to corporates	-	-	-	-	-	-	7,082	-	7,082
commercial mortgage	-	-	-	-	-	-	2,533	-	2,533
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million | 03/31/2025

	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	18,945	2,360	818	10	22,123	10	8,365	123	669	10
Traditional securitisation	-	**18,945**	**2,360**	**818**	**10**	**22,123**	**10**	**8,365**	**123**	**669**	**10**
Of which securitisation	-	18,945	2,360	818	10	22,123	10	8,365	123	669	10
Of which retail underlying	-	9,421	2,286	811	-	12,518	-	5,762	2	461	-
Of which wholesale	-	9,524	74	7	10	9,605	10	2,603	121	208	10
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	03/31/2025
Risk factors	**RWA_{MPAD}**
Interest Rates	**57,129**
Fixed rate denominated in reais (RWA_{JUR1})	7,076
Foreign exchange linked interest rate (RWA_{JUR2})	29,970
Price index linked interest rate (RWA_{JUR3})	20,083
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**2,644**
Exchange rates (RWA_{CAM})	**1,946**
Commodity prices (RWA_{COM})	**3,763**
RWADRC	**3,427**
RWACVA	**1,744**
Total	**70,653**

The Standardized Model (RWA_{MPAD}) metric increased compared to the last quarter, with impacts mainly on fixed interest rates and currency coupons and inflation.

The Internal Model (RWA_{MINT}) metric increased in relation to the last quarter, with impacts mainly on currency coupons.

In compliance with BCB Resolution 111, no instruments were reclassified in the trading or banking book in the current quarter.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book with the following risk factors: interest rates, inflation rates, exchange rates, stocks and commodities. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Institution	Model considered for Market Risk
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú Chile	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veículos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Kiwify	VaR and Stressed VaR
FIDC Mobilitas	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios IA	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Soul	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Kinea Ventures	VaR and Stressed VaR
Ideal Corretora de Títulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Ideal Holding Financeira S.A.	VaR and Stressed VaR
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Administradora de Fondos de Inversión S.A.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA Trading S.A.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Chile New York Branch.	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corredores de Bolsa Limitada	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	VaR and Stressed VaR
Kinea FOF Imobiliário FIF Multimercado - Responsabilidade Limitada	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oibi Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Pont Sociedad Anónima	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A.	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR

RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR
Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On March 31, 2025, VaR represented 60% of the capital requirement, while the stressed VaR represented 40%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 12/31/2024	**13,196**	**11,979**	**3,296**	**28,471**
Movement in risk levels	4,175	866	-	5,041
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	894	(770)	-	124
Other	-	-	(1,003)	(1,003)
RWADRC			-	-
RWACVA			-	-
RWAMINT - 03/31/2025	**18,265**	**12,075**	**2,293**	**32,633**

The RWA_{MINT} increased compared to the previous quarter due to higher exposure to changes in currency coupon rates.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	03/31/2025
VaR (10 days, 99%)	
Maximum value	406
Average value	245
Minimum value	139
Quarter end	223
Stressed VaR (10 days, 99%)	
Maximum value	436
Average value	321
Minimum value	213
Quarter end	286

In relation to the previous quarter, there was an increase in exposure to currency coupons and a decrease in exposure to Pre interest rates and foreign exchange exposure, resulting in an increase in VaR and a decrease in stressed VaR due to the impact on the diversification effect.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
200
150
100
50
0
-50
-100
-150
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

In relation to the hypothetical and actual results, there was no exception.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million								03/31/2025
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	125,596	(197,588)	9,826	(9,225)	124,312	(222,328)	132,874	(151,123)
Foreign Exchange	100,384	(101,849)	52,678	(44,944)	18,745	(54,062)	347,680	(314,423)
Equities	34,477	(25,525)	9,518	(8,439)	546	(6,562)	969	(1,100)
Commodities	318	(2,216)	189	(2,051)	525	(39)	-	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;

- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (SAC Risks Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific

guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles ind. and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of activities of the business and credit areas that serves the business. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evoluution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has been improving its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks with each new methodology.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;
- Know Your Customer (KYC) Process;
- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;
- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under "Corporate Governance", "Policies", "Corporate Policy for the Prevention of Unlawful Acts".

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Cyber Risk

Cyber risks are events that may cause financial loss, interruption, extraction or damage of information contained in our systems, through invasion by malicious individuals, infiltration of malware (such as computer viruses) into our systems, contamination (intentional or accidental) of our networks and systems by third parties with whom we exchange information, exploitation of vulnerabilities, unauthorized access to confidential customer information and/or proprietary information by persons inside or outside the Organization, and cyber attacks that result in the unavailability of our services and compromise the integrity of information.

Itaú Unibanco is committed to protecting corporate information and guaranteeing the privacy of clients and the general public in any operations. To this end, we have adopted rigid control processes, aimed at detecting, preventing, monitoring and immediate response to attacks and attempted intrusions into our infrastructure,

guaranteeing security risk management and building a robust foundation for an increasingly digital future and adhering to the regulators and external audits, as well as best practices and market certifications.

Moreover, we have the perimeter protection strategy, a concept that considers that information must be protected wherever it is: within the bank's infrastructure, in a cloud service in a service provider or in an international unit, also taking into account the entire life cycle of the information, from the moment it is processing, transmission, storage, analysis and destruction.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations section Itaú Unibanco, under Corporate Governance, Policies, Corporate Information Security and Cyber Security Policy.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Step-in Risk

Step-in Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of step-in risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of step-in risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of Step-in Risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693/18), foundations, investments in non-consolidated entities, suppliers of critical products and services,

assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as Geopolitical and Macroeconomic risk and Climate Change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

The Brazilian National Monetary Council, through Resolution 4.557 of February 23, 2017, defines operational risk as 'the possibility of losses resulting from external events or failures, deficiencies, or inadequacy of internal processes, people or systems.' This includes legal risks associated with inadequacies or deficiencies in contracts entered into by the institution, sanctions due to non-compliance with legal provisions, and indemnities for damages to third parties resulting from the institution's activities. Unlike many risks applicable to the financial sector, operational risk is not taken in exchange for an expected reward but exists as a natural course of corporate activities.

Adequate management of operational risk presupposes understanding the existing processes within the organization and identifying the inherent risks in activities, projects, products, or services. These risks are then prioritized based on their level of criticality, considering their impact on process or organizational objectives. Once risks are prioritized, response measures are adopted to mitigate them, aiming to keep them within acceptable exposure levels. These measures may include implementing preventive controls to reduce the likelihood of risk materialization or focusing on controls for risks detection. It is also possible to share a risk by partially or fully transferring it, for example, through insurance. The mentioned risks can also be avoided by discontinuing the risk-generating activity or assumed when the decision is not to adopt control measures for existing risks.

To effectively manage its risks, Itaú Unibanco employs the Governance lines strategy (1st, 2nd and 3rd). Specifically, for Operational Risk, the following framework is applied:

1. Identification: This should occur at any time for existing products and services, when designing new processes, projects or products, and during the entire lifecycle of a product and service. It ensures continuous evaluation of internal and external factors that could adversely affect the conglomerate and its mitigation.
2. Assessment: Identified operational risks are evaluated based on their impact level on Conglomerate objectives. Proper assessment considers various impact possibilities and their scope.
3. Response: Responding to or treating operational risk involves defining the action to be taken regarding the identified risk.
4. Exposure Level Monitoring: The organization monitors exposure to operational risk through risk indicators, mandatory certifications, and according to established tolerance levels.
5. Reporting: Risk findings can be identified by the 1st, 2nd, and 3rd Governance Lines, regulatory entities, or external audits. Communication occurs based on risk levels. Regular reporting and monitoring of Internal Controls systems and operational risk management structure also involve periodic committees and boards.

In line with the principles of Brazilian National Monetary Council (CMN) Resolution 4.557, the document 'Public Access Report – Integrated Operational Risk Management and Internal Controls', a summarized version of the

institutional normative for operational risk management, can be accessed on the website: www.itau.com/relacoes-com-investidores/en/, under the sections 'Itaú Unibanco' -> 'Corporate Governance' -> 'Policies' -> 'Reports'.

Crisis Management and Operational Resilience

Itaú Unibanco's Operational Resilience Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.To this end, it has policies that establish procedures, roles and responsibilities to be followed by the areas of Itaú Unibanco.

The Program establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. In order for the recovery to take place quickly and safely, PCN has defined corporate and customized actions for its business lines.

In order for the BCP to reflect the priorities for resuming the business environment that supports the delivery of products and services, BIA (Business Impact Analysis) is applied. BIA identifies and assesses the impact on the business of process interruptions caused by failures due to human, natural, climatic, environmental, social and/or technological risks.

Considering the dependence that some processes have on third-party services, the Operational Resilience Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

To assess the efficiency and identify points for improvement in contingency actions, contingency plan exercises are carried out throughout the year. The frequency of the exercises is established by the plan manager and can be: annual, biannual or shorter (bimonthly, quarterly, monthly, etc.), taking into account the criticality of the process or the complexity of the contingency.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats.

To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 303, 3,646 and 3,674, 3.876 and Resolutions 2,682, 4,277 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;
- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
- When applicable, comparison with alternative models and international benchmarks;
- Historical Backtesting of the model;
- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO – Chief Risk Officer
- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)
- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default

- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP – Gap Analysis
- GDP – Gross Domestic Product
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution
- HQLA – High Quality Liquid Assets
- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRB - Internal Ratings-Based
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM – *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM – Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PCN – *Plano de Continuidade de Negócios* (Business Continuity Plan)
- PCLT – *Plano de Contingência de Local de Trabalho* (Workplace Contingency Plan)
- PCO – *Plano de Contingência Operacional* (Operational Contingency Plan)
- PCR – Potential Credit Risk
- PR – *Patrimônio de Referência* (Total Capital)
- PRD – *Plano de Recuperação de Desastres* (Disaster Recovery Plan)
- PVA - Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS – Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CIRB} - Portion relating to exposures to credit risk, using internal approach
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements
- RWA_{DRC} - Portion relating to the calculation of capital required for exposures to the credit risk of financial instruments classified in the trading portfolio

S

- SA – Joint-Stock Company
- SAC – *Social, Ambiental e Climático* (Social, Environmental and Climatic)
- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional*(National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM – *Títulos de valores mobiliários*(Securities)

V

- VaR – Value at Risk

Glossary of Regulations

- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13th, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 42,856 of February 19th, 2025
- BACEN Normative Instruction No. 532 of October 24th, 2024
- BCB Resolution No. 54, of December 16th, 2020
- BCB Resolution No. 111, of July 6th, 2021
- BCB Resolution No. 229, of May 12th, 2022
- BCB Resolution No. 313, of April 26th, 2023
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018
- CMN Resolution No. 4,277, of October 31st, 2013
- CMN Resolution No. 5,177, of September 26th, 2024
- BCB Resolution No. 303, of March 16th, 2023
- BCB Resolution No. 356, of November 28th, 2023
- CMN Resolution No. 4,966, of November 25th, 2021
- CMN Resolution No. 5,199, of December 23rd, 2024